United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

December 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	10

CAPEX 2013

VALE:  CAPITAL AND R&D EXPENDITURES BUDGET OF US$ 16.3 BILLION FOR 2013

Rio de Janeiro, December 03, 2012 — Vale S.A. (Vale) announces that its Board of Directors has approved the investment budget(1) for 2013, involving capital expenditures of US$ 10.1 billion for project execution and US$ 5.1 billion dedicated to sustaining existing operations, as well as US$ 1.1 billion for research and development (R&D) expenditures. Capital and R&D expenditures in 2012 are estimated to reach US$ 17.5 billion, lower than the US$ 18.0 billion for 2011, the peak expected for the foreseeable future.

The prospects of a moderate expansion of the global demand for minerals and metals over the medium-term do require a stricter discipline in capital allocation and a stronger focus on maximizing efficiency and minimizing costs.  Our priority has shifted from the marginal volume to the capital efficient volume, a move that has deep implications for the way we manage capital.

“A lean management organization, excellence in execution and the commitment to transparency and shareholder value creation are principles of paramount importance to guide our decision-making process”, said Murilo Ferreira, CEO.  “We are now more than ever strongly committed to investing only in world-class assets, with long life, low cost, expandability and high quality output, capable of creating value through the cycles. The optimization of capital management is underpinned by relentless efforts to reduce our cost structure on a permanent basis”.

“The preservation of our current investment-grade ratings is of course one of our main permanent commitments”, Mr. Ferreira concluded.

We were granted around 100 environmental licenses in 2012, which highlights enormous progress in environmental permitting, removing obstacles for the development of our world-class projects, such as Carajás S11D, the largest and the best iron ore project in the world. Simultaneously, we are gradually solving the issues related to tax litigations, an important step change, as it eliminates financial risks and frees resources to focus our attention on managing the business.

2013 CAPITAL AND R&D EXPENDITURES ALLOCATION BY BUSINESS AREA

US$ million	Project execution		Sustaining existing operations		R&D		Total
				%		%		%
Bulk materials	6,340	62.6	2,655	51.9	390	37.0	9,385	57.6
Ferrous minerals	4,896	48.4	2,414	47.2	341	32.3	7,650	46.9
Coal	1,444	14.3	241	4.7	49	4.7	1,735	10.6
Base Metals	2,049	20.2	1,398	27.3	335	31.8	3,783	23.2
Fertilizers	712	7.0	506	9.9	113	10.7	1,331	8.2
Logistics for general cargo	335	3.3	170	3.3	27	2.6	532	3.3
Power generation	178	1.8	11	0.2	82	7.8	271	1.7
Steel	512	5.1	—	—	8	0.7	520	3.2
Others	—	—	377	7.4	99	9.4	475	2.9
Total	10,126	100.0	5,117	100.0	1,053	100.0	16,296	100.0

(1)  The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). They are non-accounting figures. Pursuant to generally accepted US accounting principles, R&D expenditures — here included as part of the capex figures — are expensed and as a consequence impact earnings and adjusted EBITDA. This must be observed by analysts when making comparisons, such as when comparing EBITDA and capex figures, to avoid double counting which can distort the results of their analysis. The main subsidiaries consolidated according to US GAAP are: Compañia Minera Miski Mayo S.A.C., Ferrovia Centro-Atlântica S.A.(FCA), Ferrovia Norte Sul S.A, Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Sociedad Contractual Minera Tres Valles, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Mina do Azul S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd.

Project execution

Vale is developing a focused organic growth portfolio, with fewer projects but with higher expected rates of return.

Our main initiatives are responsible for 85% of the US$ 10.126 billion budgeted for project execution in 2013. These programs include:

(a)         Carajás, expansion of our top-quality integrated iron ore operations (US$ 2.112 billion), comprised of Additional 40 Mtpy, Serra Leste, CLN 150 Mtpy, S11D and CLN S11D(2) projects.

(b)         Itabiritos, involving capacity replacement, increase and quality improvement in the iron ore from the Southern/Southeastern Systems (US$ 1.129 billion), includes the Conceição Itabiritos, Conceição Itabiritos II, Vargem Grande Itabiritos and Cauê Itabiritos projects.

(c)          Global distribution network (US$ 758 million), which encompasses investments with the construction of  the Teluk Rubiah distribution center, a second floating transfer station in Asia (US$ 33 million), ships (US$ 276 million) and barges (US$ 6 million).

(d)         Construction and ramp-up of our world-class integrated Moatize/Nacala coal operation (US$ 1.439 billion).

(e)          Salobo (US$ 525 million), which expands our exposure to copper and gold.

(f)           Long Harbour (US$ 1.216 billion), an integrated nickel smelting and refining plant, with lower operating costs and lower particulate emissions, increased metal recovery, higher efficiency and reduced energy consumption.

(g)          Rio Colorado potash (US$ 611 million).

(h)         CSP steel (US$ 439 million).

(i)             VLI general cargo projects(3) (US$ 335 million).

The remainder of the capex budget for projects is allocated to the construction of the Tubarão VIII pellet plant, the re-opening of the Totten nickel mine, several small projects to improve productivity in iron ore mining and to debottleneck iron ore logistics and some programs with smaller capex, such as Eagle Downs, Carnalita and Biodiesel.

The details on individual projects can be seen in the table Main approved projects under construction.

Sustaining capital

Expenditures in sustaining existing operations are dedicated to improving operational efficiency, promoting excellence in the standards of health and safety, and environmental protection. The budget for 2013 allocates US$ 5.117 billion to fund these initiatives.

Keeping sustaining expenditures under control is a key priority. The budget for 2013 represents 5.0% of our asset base in September 2012, representing a slight decrease in relation to the 5.1% for 2011 and also for the last twelve-month period ended at September 30, 2012.

(2)  CLN S11D to be approved by the Board of Directors.

(3)  Valor Logística Integrada, encompassing the general cargo logistics business.

US$ 2.4 billion will be allocated to the iron ore business, involving investments for replacement of mine and logistics equipment (US$ 989 million), operations enhancement (US$ 597 million) and tailing dams and waste dumps (US$ 809 million). Sustaining investment for base metals will total US$ 1.4 billion, and the main items are  operations enhancement (US$ 494 million), the clean AER project (US$ 213 million), rebuild of the Onça Puma furnace #1 (US$ 188 million), replacement of equipment (US$ 181 million) and mine development (US$ 90 million).

Expenditures in sustaining fertilizer operations (US$ 506 million) involve sustainability (US$ 195 million) and equipment replacement at the Uberaba, Cubatão and Araxá plants (US$ 105 million), while degassing and mine extension (US$ 66 million), equipment replacement (US$42 million) and social investments (US$ 61 million) account for a major part of investments in sustaining the coal operations in Australia and Mozambique.

Expenditures to improve information technology systems are composed primarily of the implementation of the ERP system to increase managerial efficiency (US$ 172 million). The replacement of general cargo equipment (VLI assets) totals US$ 137 million.

R&D

Research and development expenditures are being reduced, as the focus is being narrowed to concentrate our exploration and project development efforts on those projects that create most value. As a consequence, in the future we will have a smaller project pipeline, but one with higher potential to generate substantial value for our shareholders.

The budget for 2013 is comprised of US$ 382 million for mineral exploration, US$ 465 million for conceptual, pre-feasibility and feasibility studies, and US$ 206 million to be invested in new processes, technological innovation and adaptation.

The exploration program will continue to have a global reach, with efforts in the Americas, Africa, Asia and Australasia, but fewer countries, reflecting a more focused program.

Mineral exploration expenditures will be dedicated to further develop our reserves of iron ore (US$ 93 million) and nickel (US$ 46 million), and to explore opportunities in copper (US$ 137 million), fertilizers (US$ 51 million), coal (US$ 34 million), and others (US$20 million).

Iron ore and nickel, given our very large deposits, are the main priorities for brownfield exploration, which accounts for 41% of the expenditures. Greenfield exploration, with 59%, will focus on finding copper deposits.

Focus on sustainability

The preservation of our license to operate involves the mitigation of the impact of our activities on communities and on the environment, while seeking to build lasting social, economic and environmental legacies.

Investments in corporate social responsibility (CSR) in 2013 will reach US$ 1.580 billion(4).  US$ 1.265 billion will be invested in environmental protection and conservation, and US$ 315 million in social projects. Vale is also committed to promoting the sustainability agenda with its suppliers and clients, and to act on promoting sustainable development in partnership with governments.

Vale established in 2012 a target of reducing its greenhouse gas (GHG) emissions by 5% from their forecast baseline level in 2020 and encouraged its suppliers to follow suit.

The initiatives to reach this goal are embodied in the core of our activities. The minimization of greenhouse gas (GHG) emissions is being pursued through innovations that reconcile sustainability with cost reduction.   The S11D project contains some of these innovative features:  (a) truckless mining, which cuts emissions by 50% in relation to the conventional mining process; (b) dry ore processing and screening, contributing to minimize

(4)  Already accounted for in the capex figures for each project.

water consumption. Valemax vessels are another example- a technological innovation whose transportation capacity makes it equivalent to more than two Capesize vessels - emitting less CO2 per metric ton of transported iron ore than a Capesize.

Estimated output for 2013

ESTIMATED PRODUCTION FOR 2013

‘000 metric tons
Iron ore	306,000
Pellets	43,000
Coal	12,400
Nickel	260
Copper	365
Potash	550
Phosphate rock	8,500

Main approved projects under construction

The pipeline of main projects approved by the Board of Directors, under construction, is detailed in this section. Estimated start-up dates can be revised due to changes caused by several factors, including delays in environmental permits.

		Expected capex US$ million
Project	Estimated start-up	2013	Total
IRON ORE MINING AND LOGISTICS
Carajás Additional 40 Mtpy Construction of an iron ore dry processing plant, located in Carajás, Pará, Brazil. Estimated nominal capacity of 40 Mtpy.	2H13	548	3,475
CLN 150 Mtpy Increase Northern system railway and port capacity, including the construction of a fourth pier at the Ponta da Madeira maritime terminal, located in Maranhão, Brazil. Increase EFC’s estimated nominal logistics capacity to approximately 150 Mtpy.	1H13 to 2H14	498	4,114
Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 90 Mtpy.	2H16	658	8,039
Serra Leste Construction of new processing plant, located in Carajás, Pará, Brazil. Estimated nominal capacity of 6 Mtpy.	1H13	166	478

		Expected capex US$ million
Project	Estimated start-up	2013	Total
Conceição Itabiritos Construction of a concentration plant, in the Southeastern System, Minas Gerais, Brazil. Estimated additional nominal capacity of 12 Mtpy. 100% pellet feed, with 67.7% Fe content and 0.8% silica.	2H13	208	1,174
Vargem Grande Itabiritos Construction of new iron ore processing plant, in the Southern System, Minas Gerais, Brazil. Estimated additional nominal capacity of 10 Mtpy. 100% pellet feed, with 67.8% Fe content and 1.2% silica.	1H14	518	1,645
Conceição Itabiritos II Adaptation of the plant to process low-grade itabirites from Conceição, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 19 Mtpy, without additional capacity. 31.6% sinter feed, with 66.5% Fe content and 3.8% of silica, and 68.4% pellet feed, with 68.8% Fe content and 0.9% silica.	2H14	197	1,189
Cauê Itabiritos Adaptation of the plant to process low-grade itabirites from Minas do Meio, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 24 Mtpy, with net additional capacity of 4 Mtpy in 2017. 29% sinter feed, with 65.3% Fe content and 4.4% of silica, and 71% pellet feed, with 67.8% Fe content and 2.8% silica.	2H15	206	1,504
Teluk Rubiah Construction of a maritime terminal with enough depth for 400,000 dwt vessels and a stockyard. Located in Teluk Rubiah, Malaysia. Stockyard capable of handling up to 30 Mtpy of iron ore products.	1H14	443	1,371
PELLET PLANTS
Tubarão VIII Eighth pellet plant at our existing site at the Tubarão Port, Espírito Santo, Brazil. Estimated nominal capacity of 7.5 Mtpy.	1H13	158	1,088
COAL MINING AND LOGISTICS
Moatize II New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. Nominal capacity of 11 Mtpy (70% coking coal and 30% thermal).	2H14	344	2,068
Nacala corridor Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpy.	2H14	1,079	4,444

		Expected capex US$ million
Project	Estimated start-up	2013	Total
Eagle Downs(1) New underground mine development including longwall, CHPP, as well as all related infrastructure, located in the Bowen Basin, central Queensland, Australia. Vale holds 50% of the joint venture which owns Eagle Downs. Estimated nominal capacity of 4 Mtpy (100% coking coal).	1H16	5	875
COPPER MINING
Salobo II Salobo expansion, raising height of tailing dam and increasing mine capacity, located in Marabá, Pará, Brazil. Additional estimated nominal capacity of 100,000 tpy of copper in concentrate.	1H14	401	1,707
NICKEL MINING AND REFINING
Long Harbour Hydrometallurgical facility. Located in Long Harbour, Newfoundland and Labrador, Canada. Total capex increased to US$ 4.25 billion from US$ 3.6 billion due to cost pressures stemming from a tight market for labor and engineering services in Newfoundland and Labrador, the fastest growing Canadian province. Estimated nominal capacity for refining 50,000 tpy of finished nickel, and associated copper and cobalt.	2H13	1,216	4,250
Totten Nickel mine (re-opening) in Sudbury, Ontario, Canada. Estimated nominal capacity of 8,200 tpy.	2H13	171	759
POTASH MINING AND LOGISTICS
Rio Colorado Investments in a solution mining system, located in Mendoza, Argentina, renovation of railway tracks (440 km), construction of a railway spur (350 km) and a maritime terminal in Bahia Blanca, Argentina. Estimated nominal capacity of 4.3 Mtpy of potash (KCl).	2H14	611	5,915
ENERGY
Biodiesel Project to produce biodiesel from palm oil. Plantation of 80,000 ha of palm trees. Located in Pará, Brazil. Estimated nominal capacity of 360,000 tpy of biodiesel.	2015	75	633
STEELMAKING
CSP(1) Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpy.	1H15	439	2,648

(1) Expected capex is relative to Vale’s stake in the projects.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Bonança Correa : marcelo.correa@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: December 3, 2012		Roberto Castello Branco
Director of Investor Relations